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SEC FILE NUMBER
8- 24626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED SEP - 3 2003 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 30, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SECURITY RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80 EAST SIR FRANCIS DRAKE BLVD., WOOD ISLAND, #3F
(No. and Street)

LARKSPUR, (City) CALIFORNIA (State) 94939 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN SWIFT (415) 925-0346
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT
(Name — *if individual, state last, first, middle name*)

591 REDWOOD HIGHWAY, SUITE 5295, MILL VALLEY, CALIFORNIA 94941
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, BRIAN SWIFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY RESEARCH ASSOCIATES, INC., as of JUNE 30, 2003, 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature



Title



Notary Public



GABRIEL GREECE
COMM. #1420480
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires MAY 27, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 18, 2003

Board of Directors
Security Research Associates, Inc.
Larkspur, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Security Research Associates, Inc., as of June 30, 2003 and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Security Research Associates, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Research Associates, Inc. as of June 30, 2003 and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415 388 6623 • FAX: 415 388 6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

CASH		$ 50 205
DEPOSIT - WEDBUSH MORGAN SECURITIES		100 000
RECEIVABLE FROM BROKER DEALER		357 841
MARKETABLE SECURITIES, AT MARKET VALUE		204 615
NON MARKETABLE SECURITIES, AT MARKET (Cost $3,300)		3 300
PREPAID PENSION COSTS		84 236
PREPAID EXPENSES		78 048
INCOME TAX		27 600
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $40,252		
		$905 845

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$ 16 271
ACCRUED EXPENSES		38 714
PAYABLE TO BROKER DEALER		186 645
DEFERRED TAXES		19 499
SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE		17 970
TOTAL LIABILITIES		279 099
SHAREHOLDER'S EQUITY:		
Common stock – no par value: stated value $10, Authorized 20,000 shares, Issued and outstanding 15,000 shares	$150 000	
Paid in capital	134 175	
Retained earnings	342 571	626 746
		$ 905 845

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2003

REVENUES:		
Trading profits		$ 482 274
Commissions		419 206
Investment banking fees		1 405 421
Investment income		2 798
Other income		224
		2 309 923
EXPENSES:		
Commissions and employee compensation	$ 1 491 470	
Trading charges	210 391	
Communications and data processing	99 583	
Other operating expenses	253 625	
Pension plan contribution	172 596	
Rent	81 338	
		2 309 003
INCOME BEFORE INCOME TAXES		920
INCOME TAXES ($5,100 deferred)		5 900
NET LOSS		$ (4 980)

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2002	$150 000	$134 175	$347 551	$631 726
NET LOSS			(4 980)	(4 980)
BALANCE AT JUNE 20, 2003	$150 000	$134 175	$342 571	$626 746

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2003

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss from operations		$ (4 980)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivables from broker dealer		221 686
Marketable securities		154 462
Prepaid pension		(27 404)
Prepaid expenses		(13 163)
Salaries and commissions		(151 840)
Accrued expenses		(7 186)
Income taxes		(28 324)
Payable broker dealer		(214 512)
NET CASH USED BY OPERATING ACTIVITIES		(71 261)
CASH FLOW FROM FINANCING ACTIVITIES:		
Advances on line of credit	$ 304 632	
Repayment on line of credit	(404 632)	
CASH USED BY FINANCING ACTIVITIES		(100 000)
NET DECREASE IN CASH		(171 261)
CASH AND CASH EQUIVALENTS, beginning of year		221 466
CASH AND CASH EQUIVALENTS, end of year		$ 50 205
INCOME TAXES PAID		$ 800
INTEREST PAID		$ 10 216

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in investment banking, the sale and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

The Company has entered into a contract with Wedbush Morgan Securities who has agreed to act as originating broker on a fully disclosed basis for all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in trading income.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

YEAR ENDED JUNE 30, 2003

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes, which is a maximum of $24,000 per year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

NOTE B - DEPOSIT

The Company has deposited $100,000 with Wedbush Morgan Securities as security for its transactions with Wedbush. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2006. Minimum rental payments for the next three years are as follows:

2004	$147 000
2005	111 000
2006	67 000
	$325 000

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with it's bank expiring December 8, 2003. Any advances will bear interest at 3.56 % over the bank's reference rate which is currently 4.25%.

NOTE E - DEFINED BENEFIT PENSION PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on 8% of average monthly pay times 9 years of service and vests over a 6 year period. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Company's statements of financial condition at June 30, 2003.

Actuarial present value of benefit obligations:	
Accumulated benefit obligation:	
Vested	$(407 354)
Nonvested	(39 043)
Projected benefit obligation for service rendered to date	(446 397)
Fair market value of plan assets at June 30, 2003	458 783
Funded status	12 386
Unrecognized net gain	37 469
Unrecognized prior service costs	34 381
Prepaid pension costs recognized in statement of financial condition	$ 84 236

Assumptions used to develop the net periodic pension cost were:

Discount rate:	6.0%
Expected long-term rate of return on assets	6.5%
Amortization period	13.0
Rate of increase in compensation levels	0.0%

NOTE F – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2003, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H – PREPAID EXPENSES

Prepaid expenses include $49,000 in seat licenses that are being amortized at $8,000 per year over eight years, the remaining life of the licenses.

NOTE I – CONTRIBUTION CARRYFORWARD

The Company has an $11,500 charitable contribution carryforward that may be used to offset future taxable income. If not used, the carryforward will expire in June, 2008.

NOTE J - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2003 the Company had net capital of $386,979 and aggregate indebtedness of approximately $261,000, a ratio of .68 to 1.00.

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2003

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$626 746
NON-ALLOWABLE ASSETS:		
Receivable - Over 30 Days	$ 5 156	
Prepaid Pension Costs	84 236	
Prepaid Expenses	78 048	
Non Marketable Securities	3 300	
Income Taxes	27 600	
Total non-allowable assets		(198 340)
HAIRCUTS ON SECURITIES:		
Securities	34 237	
Undue concentration	7 190	
Total haircuts		(41 427)
NET CAPITAL		$386 979
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities from Statement of Financial Condition		$279 099
Less Securities Sold Not Yet Purchased		17 970
Total Aggregate Indebtedness		261 129
Ratio of Aggregate Indebtedness to Net Capital		.68 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 17 409
Minimum Dollar Net Capital Requirement		$ 100 000
Net Capital Requirement (greater of above two amounts)		$ 100 000
Excess Net Capital		$ 286 979

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2003

There are no material differences between the amounts reported on the previous page and amounts reported in the Company's unaudited Focus Report, Part IIa, as of June 30, 2003.

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2003

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 21, 2003

Board of Directors
Security Research Associates, Inc.
Larkspur, California

In planning and performing my audit of the financial statements of Security Research Associates, Inc. for the year ended June 30, 2003 on which I issued my report dated August 21, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415 388 6633 • FAX: 415 388 6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant